[redacted]

SECURI 08032733 IMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-53457

OCS Mail Processing Section
NOV 26 2008
Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Crescent Securities Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8750 N. Central Expwy., Suite 750
(No. and Street)

Dallas	Texas	75231
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

C F & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Travis Nick Duren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crescent Securities Group, Inc., as of September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BEVERLY D. DAVIS
Notary Public, State of Texas
My Commission Expires
May 06, 2012

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CRESCENT SECURITIES GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED SEPTEMBER 30, 2008

CRESCENT SECURITIES GROUP, INC.

CONTENTS

C F & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Crescent Securities Group, Inc.

We have audited the accompanying statement of financial condition of Crescent Securities Group, Inc. as of September 30, 2008 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crescent Securities Group, Inc. as of September 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

C F & Co., L.L.P.

Dallas, Texas
November 24, 2008

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

CRESCENT SECURITIES GROUP, INC.
Statement of Financial Condition
September 30, 2008

ASSETS

Cash and cash equivalents	$ 87,370
Accounts receivable	16,723
Receivable from broker/dealer	36,332
Loans to employees	41,740
Loans to officer	56,014
Prepaid expenses	550
	$ 238,729

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued expenses	$ 2,156
State and federal income taxes payable	36,225
	38,381
Stockholders' equity	
Common stock, 100,000 shares authorized with no par value, 1,000 shares issued and outstanding	55,000
Retained earnings	915,946
Loans to Parent	(770,598)
Total stockholders' equity	200,348
	$ 238,729

The accompanying notes are an integral part of these financial statements.

CRESCENT SECURITIES GROUP, INC.
Statement of Income
For the Year Ended September 30, 2008

Revenues	
Securities commissions	$6,556,976
Interest income	104,359
Other	10,042
	6,671,377
Expenses	
Employee compensation and benefits	5,975,244
Commissions and clearance paid to all other brokers	22,937
Communications	4,717
Occupancy and equipment cost	20,497
Regulatory fees and expenses	5,609
Interest expense	23,470
Other expenses	98,124
	6,150,598
Net income before income taxes	520,779
Provision for Federal income taxes	(195,315)
Provision for state income taxes	(1,234)
Net Income	$ 324,230

The accompanying notes are an integral part of these financial statements.

CRESCENT SECURITIES GROUP, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2008

	Common Stock	Retained Earnings	Loans to Parent	Total
Balances at September 30, 2007	$ 55,000	$ 722,216	$ (633,390)	$ 143,826
Additional loans to Parent			(137,208)	(137,208)
Net income		324,230		324,230
Dividends		(130,500)		(130,500)
Balances at September 30, 2008	$ 55,000	$ 915,946	$ (770,598)	$ 200,348

The accompanying notes are an integral part of these financial statements.

CRESCENT SECURITIES GROUP, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended September 30, 2008

Balance at September 30, 2007	$ -0-
Increases	-0-
Decreases	-0-
Balance at September 30, 2008	$ -0-

The accompanying notes are an integral part of these financial statements.

CRESCENT SECURITIES GROUP, INC.
Statement of Cash Flows
For the Year Ended September 30, 2008

Cash flows from operating activities:	
Net income	$ 324,230
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Increase in accounts receivable	(16,413)
Increase in loans to employees	(21,980)
Increase in loan to officer	(7,627)
Increase in receivable from broker/dealer	(1,542)
Increase in prepaid expenses	(550)
Decrease in accrued expenses	(8,967)
Increase in state and federal taxes payable	36,225
Net cash provided (used) by operating activities	303,376
Cash flows from investing activities:	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities:	
Loans made to Parent	(137,208)
Dividend	(130,500)
Net cash provided (used) by financing activities	(267,708)
Net increase in cash and cash equivalents	35,668
Cash and cash equivalents at beginning of year	51,702
Cash and cash equivalents at end of year	$ 87,370

Supplemental Disclosures

Cash paid for:	
Income taxes	$ -0-
Interest	$ 23,470

The accompanying notes are an integral part of these financial statements.

CRESCENT SECURITIES GROUP, INC.
Notes to Financial Statements
September 30, 2008

Note 1 - Summary of Significant Accounting Policies

Crescent Securities Group, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under (SEC) Rule 15c3-3 (k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a wholly-owned subsidiary of Duren/McNairy Holdings, Inc. (the "Parent").

Security transactions are recorded on a trade date basis. Commission income and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and expenses are recorded on a trade date basis.

The majority of the Company's customers are located in the Dallas metroplex area.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Loans to Parent are reflected as a contra-equity account.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2008, the Company had net capital of approximately $84,619 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .45 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent. There was no payable due to Parent at September 30, 2008 related to income taxes.

Note 5 - Related Party Consulting Agreements

The Parent has agreed by contract to provide telephone service, administrative services, office equipment and other overhead expenses to the Company. Expenses incurred under this contract through September 30, 2008 were $64,562.

Note 6 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. Management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Notes 7 - Loan to Parent

The loan of $770,598 to Parent was a non-interest bearing note due with no terms.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended

September 30, 2008

Schedule I

CRESCENT SECURITIES GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2008

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$ 200,348
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		200,348
Deductions and/or charges		
Non-allowable assets:		
Accounts receivable	$ 16,723	
Loan to employees	41,740	
Loans to officer	56,014	
Prepaid expenses	550	(115,027)
Net capital before haircuts on securities positions		85,321
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Other securities		702
Net capital		$ 84,619

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accrued expenses and income taxes payable	$ 38,381
Total aggregate indebtedness	$ 38,381

Schedule I (continued)

CRESCENT SECURITIES GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 2,554
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 79,619
Excess net capital at 1000%	$ 80,781
Ratio: Aggregate indebtedness to net capital	.45 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Net capital, as reported in the Company's (Unaudited) Focus report	$ 110,066
Increase (decrease) due to adjustment for	
Increase in accounts payable and accrued expenses	(22,042)
Decrease in non-allowable assets	19,287
Increase in haircut on securities position	(658)
Decrease in other assets	(22,034)
Net capital per audit report	$ 84,619

Schedule II

CRESCENT SECURITIES GROUP, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2008

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended

September 30, 2008

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders
Crescent Securities Group, Inc.

In planning and performing our audit of the financial statements and supplemental information of Crescent Securities Group, Inc. (the "Company"), as of and for the year ended September 30, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
November 24, 2008

END